Rank One Computing Corporation

1290 Broadway, Suite 1200

Denver, CO 80203

(303) 317-6118

January 23, 2026

Mr. Matthew Crispino

Ms. Jan Woo

Ms. Chen Chen

Ms. Kathleen Collins

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rank One Computing Corp dba ROC
Amendment No. 3 to Registration Statement on Form S-1
Filed on January 20, 2026
File No. 333-291913

Dear Mr. Crispino, Ms. Woo, Ms. Chen, and Ms. Collins:

By letter dated January 22, 2026, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Rank One Computing Corporation (the “Company,” “we,” “us” or “our”) with the Staff’s comments to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed on January 20, 2026. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.

For your convenience, the comments are listed below, followed by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Registration Statement on Form S-1/A4, which is filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 3 to Form S-1

1.	The legality opinion filed as Exhibit 5.1 indicates that you are registering 3,000,000 shares of common stock, 210,000 warrants and 210,000 shares of common stock underlying the warrants. You disclose on the cover page, however, only that you are registering 3,000,000 shares of common stock. Please revise or advise.

Response: We have revised the front cover to include the registration of the 210,000 warrants and 210,000 shares of common stock underlying the warrants.

Notes to Audited Financial Statements

Note 2. Summary of Significant Accounting Policies

Basis of Presentation, page F-25

2.	We note your response to prior comment 1. Please revise your discussion of the stock split here to also clarify that the par value remained at $0.01 pursuant to the intended provisions in Second Amended and Restated Articles of Incorporation. Also, ensure that the audit opinion is properly dated to reflect such change.

Response: We have revised the discussion of the stock split on page F-25 to clarify that the par value remained at $0.01 pursuant to the intended provisions in Second Amended and Restated Articles of Incorporation. Also, the audit opinion is properly dated to reflect such change.

We hope the foregoing has been responsive to your comments. If you have any questions or comments regarding the foregoing, please contact Tony Brown via email at tony.brown@roc.ai.

Very truly yours,

/s/ Scott Swann
Scott Swann
Chief Executive Officer

Cc: Soyoung Lee, Esq.